UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Levi Strauss & Co.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
52736R102

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Parnassus Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,467,865 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,467,865
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.583% (2)
12		TYPE OF REPORTING PERSON IA

(1) Because each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock generally is entitled to ten votes per share, and the Reporting Person only holds Class A Common Stock, the Reporting Person beneficially owns equity securities of Levi Strauss & Co. representing approximately only 0.88% of the total number of votes of all classes of common stock of Levi Strauss & Co., based on 96,520,654 shares of Class A Common Stock and 298,322,925 shares of Class B Common Stock outstanding as of December 31, 2022.

(2) Assuming the conversion of all shares of Class B Common Stock, of which the Reporting Person owns none, into shares of Class A Common Stock on a one-for-one basis, the Reporting Person would own only 0.11% of the then outstanding shares of Class A Common Stock, based on 96,520,654 shares of Class A Common Stock and 298,322,925 shares of Class B Common Stock outstanding as of December 31, 2022.

CUSIP No. 52736R102	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Levi Strauss & Co.

(b) Address of Issuer’s Principal Executive Offices

1155 Battery Street

San Francisco, CA 94111

Item 2.	(a) Name of Person Filing

Parnassus Investments, LLC

(b) Address of Principal Business Office, or, if none, Residence

1 Market Street, Suite 1600

San Francisco, CA 94105

(c) Citizenship

California - U.S.A.

(d) Title of Class of Securities

Class A Common Stock, par value $0.001 per share

(e) CUSIP No.:

52736R102

CUSIP No. 52736R102	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 52736R102	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,467,865

(b) Percent of class: 3.583%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,467,865

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,467,865

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Securities reported on this Schedule 13G are beneficially owned by clients of Parnassus Investments, LLC, which includes investment companies registered under the Investment Company Act.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52736R102	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

Parnassus Investments, LLC

By:	/s/ Marc C. Mahon
	Name:	Marc C. Mahon
	Title:	Chief Financial Officer